Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

October 24, 2010

Office of Chief Accountant

Division of Corporation Finance

United States Securities and Exchange

 Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TK Star Design, Inc.

SEC File No.: 333-156457

Request for Comprehensive 10-K Relief

Gentlemen:

I am writing this letter in my capacity as counsel for TK Star Design, Inc. (hereinafter “TK”) having represented TK in its Form S-1 Registration Statement as initially filed with the SEC on December 24, 2008 and subsequently declared effective on February 10, 2009. I continue to represent TK with respect to all SEC matters.

As indicated above, TK’s S-1 Registration Statement was declared effective on February 10, 2009, and TK subsequently received a trading symbol (TKSZ) from FINRA on May 7, 2009.  Thereafter, TK failed to file its Annual Report on Form 10-K for the year ended December 31, 2008 and was dropped from OTCBB listing.

TK is currently in the process of becoming current with respect to its delinquent filings.  In that regard, it has made the following filings since August 5, 2010; Form 10-K for year ended December 31, 2009 as well as Forms 10-Qs for quarters ended March 31, 2010 and June 30, 2010.  It has also filed its Forms 10-Qs for quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

Accordingly, the reason for this letter is to request relief from filing Form 10-K for year ended December 31, 2008, or alternatively, we request permission to incorporate by reference in our 10-K for year ended December 31, 2008, the December 31, 2007 audited financials contained in TK’s Registration Statement.

TK’s Registration Statement effective on February 10, 2009 contained audit statements for years ended December 31, 2006 and 2007 as opined on by TK’s now former auditors, Li & Company, PC.  Such auditors were dismissed on June 24, 2010 and the auditing firm of Silberstein Ungar PLLC was engaged on June 28, 2010 (see Form 8-K/A as filed July 12, 2010).

We understand that the delinquent and still unfiled Form 10-K for year ended December 31, 2008 must contain audited financials for calendar years ended December 31, 2008 and 2007.  Audited financial statements for each of the years ended December 31, 2008 and 2007 have been included in other filings with the Commission and are, therefore available to any potential user. We are seeking to avoid a re-audit of year ended December 31, 2007 by Silberstein Ungar and wish to use the December 31, 2007 audit of Li & Company as contained in the aforesaid effective Registration Statement.  Accordingly, we request permission to incorporate by reference in our 10-K for the year ended December 31, 2008, the December 31, 2007 audited financials contained in TK’s Registration Statement.

We submit that incorporation by reference of the December 31, 2007 audit would have no effect upon stock market conditions or trading since, to the best of our knowledge (and despite the Registration Statement having been effective in February 2009), no shares of TK’s common stock have traded, and our stockholders remain exactly as appeared in the aforesaid Registration Statement. In addition, audited financial statements for 2007 have been  filed with and are available on the Commission’s Website.

Please contact the undersigned after you have reviewed this request.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff